Exhibit 99.5

Third Quarter 2009 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems

Safe Harbor Statement Certain statements in the Business Update and order backlog sections contain words such as “pending” "expects", “anticipates", "intends", “promise” and other similar language and are considered forward-looking statements and are statements concerning our objectives and strategies and management’s beliefs, plans, expectations and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding (including completion of the transaction with the trustees of Algonquin Power Income Fund) to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; and exposure to product liability claims. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied in the forward-looking statements contained herein and as such, you are cautioned not to place undue reliance on these forward-looking statements. Many of these risks are beyond our control and current expectation and knowledge. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results and performance may vary significantly from what we currently foresee. You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed takeover bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a takeover bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”), Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final takeover bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the takeover bid circular/prospectus and other documents free of charge at the SEC’s website, www.sec.gov, or from the office of Hydrogenics' Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600. 2

3 Business Update Financial Update

4 Recent Highlights Third quarter revenues and gross margin again impacted by order timing and product mix Expect improving performance sequentially in quarters to come Closing of C$10.8 million non-dilutive financing with the trustees of Algonquin Power Income Fund anticipated to be completed on October 27 Backlog expanded to $19.1 million in quarter, indicative of improving demand trends Industry conditions continue to be favorable across the board

5 OnSite Generation Award activity robust $7.1 million of orders booked during quarter, growing backlog to $14.8 million Covers spectrum of customers across India, Europe, Africa, and Middle East Continued solid award activity anticipated for Q4 New renewable energy applications upon horizon Bidding on several energy storage projects in Europe and North America Expect to soon announce full end-to-end hydrogen energy management system award for a major utility No other company can provide this type of turnkey, renewable, grid-independent solution

 6 Power Systems Orders delayed but pipeline strong Hydrogenics has established a leading position in targeted end markets CommScope relationship key to India expansion Moving forward on bid for 100 demonstration units Renewable energy applications abound As part of turnkey offering, fuel cells to benefit Hydrogenics leadership in energy storage and management

7 Business Update Financial Update

Notes Revenues were $3.6 million for the three months ended September 30, 2009. Revenues decreased 68% from the comparable period in 2008 primarily reflecting variations in timing of delivery of products in our OnSite Generation and Power Systems business units. Revenues Three months ended September 30, 2009 $M Revenues by Business Unit 11.0 3.6 68% 8 $M Revenues 0 2 4 6 8 10 12 2008 2009 Power Systems OnSite Generation Onsite Generation Power Systems 0 2 4 6 8 10 9.2 2.6 1.8 1.0 2008 2009

Nine months ended September 30, 2009 9 Revenues Revenues $M $M 48% Revenues by Business Unit 30.5 14.6 Notes Revenues were $14.6 million for the nine months ended September 30, 2009. Excluding Test Systems, revenues decreased 48% from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake primarily in our OnSite Generation business unit. 0 5 10 15 20 25 30 35 2008 2009 Test Systems Power Systems OnSite Generation 25 20 15 10 5 0 Onsite Power Systems Test Systems 2008 2009 23.1 10.1 4.9 4.5 2.5 0.0

Three months ended September 30, 2009 Gross Profit by Business Unit 13.5 16.2 2.7 Percentage Points Gross Profit Notes Gross profit was 16.2% for the three months ended September 30, 2009, an increase of 2.7 percentage points from the comparable period in 2008 reflecting a higher proportion of sales from our Power Systems business unit partially offset by lower overhead absorption as a result of lower revenues in our OnSite Generation business unit. Test Systems gross profit for 2009 is the result of the reversal of expired warranty provisions. % % 10 Gross Profit 20 15 10 5 0 -5 2008 2009 13.5 16.2 Test Systems Power Systems OnSite Generation 25 15 10 5 0 -5 17.1 9.3 -4.4 21.6 2008 2009 OnSite Generation Power Systems

11 Gross Profit by Business Unit Gross Profit Notes Gross profit was 20.9% for the nine months ended September 30, 2009, an increase of 1.6 percentage points, excluding our Test Systems business unit, from the comparable period in 2008. Nine months ended September 30, 2009 Gross Profit % 25 20 15 10 5 0 2008 2009 17.5 20.9 1.6 Percentage Points Test Systems Power Systems OnSite Generation 30 25 20 15 10 5 0 20.2 21.4 2.5 14.0 30.0 0.0 OnSite Generation Power Systems Test Systems 2008 2009

Three months ended September 30, 2009 18% 5.6 4.8 Notes Cash operating costs for the three months ended September 30, 2009 include: (i)$1.8 million transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; (ii) $0.3 million of costs associated with deferred compensation arrangements indexed to our share price; and (iii) $0.2 million of costs attributable to our Test Systems business. Cash operating costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to loss from operations. 12 Cash Operating Costs $M 0 2 4 6 2008 2009 2.8 4.6 2.0 1.1 R&D SG&A

13 Nine months ended September 30, 2009 Notes Cash operating costs for the nine months ended September 30, 2009 include: (i)$3.0 million transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power; (ii) $0.6 million of costs related to business streamlining initiatives; (iii) $0.7 million of costs associated with deferred compensation arrangements indexed to our share price; and (iv) $0.6 million of costs attributable to our Test Systems business. Refer to slide 12 for a definition of our cash operating costs. Cash Operating Costs 0% 17.2 17.2 $M 0 5 10 15 20 2008 2009 11.6 12.7 5.6 4.5 R&D SG&A

Three months ended September 30, 2009 14 Net Loss $M 6 5 4 3 2 1 0 2008 2009 3.7 3.4 0.3 5.0 5.4 46% 0.4 Non-cash Loss Cash Loss

15 $M 15.4 12.4 Nine months ended September 30, 2009 Net Loss 25% 0 2 4 6 8 10 12 14 16 12.4 1.3 11.3 2008 2009 14.3 1.1 15.4 25% Non-Cash Loss Cash Loss

Q2/09 Backlog Orders Received Orders Delivered Q3/09 Backlog OnSite Generation $ 10.3 $ 7.1 $ 2.6 $ 14.8 Power Systems 5.0 0.3 1.0 4.3 Total $ 15.3 $ 7.4 $ 3.6 $ 19.1 As at September 30, 2009 16 Order Backlog (in $millions) In addition to the $14.6 million in revenue for the nine months ended September 30, 2009, we currently anticipate delivering and recognizing as revenue a minimum of one-third of our current backlog in the fourth quarter of 2009.

 Cash and cash equivalents, short-term investments and restricted cash $ 7.3 $ 22.7 (15.4) (67.8) Accounts and grants receivable 5.2 4.5 0.7 15.5 Inventories 11.7 10.1 1.6 15.8 Accounts payable and accrued liabilities 17.0 17.3 (0.3) (1.7) Dec. 31 2008 $ % ($M) Change Sept. 30 2009 17 Balance Sheet Highlights

Three months ended Sept. 30 Change 2009 2008 $ % Revenues 3.6 11.0 (7.4) (67.2) Gross Profit 0.6 1.5 (0.9) (60.0) % of Revenues 16.2 13.5 Operating Expenses Selling, general and administrative 4.6 2.8 1.8 64.3 Research and product development 1.1 2.1 (1.0) (47.6) EBITDA (5.1) (3.4) (1.7) (50.0) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to net loss. 18 Q3 Results (in $ millions)

Nine months ended Sept. 30 Change 2009 2008 $ % Revenues 14.6 30.5 (15.9) (52.1) Gross Profit 3.1 5.3 (2.2) (41.5) % of Revenues 20.9 17.5 Operating Expenses Selling, general and administrative 13.0 12.2 0.8 6.6 Research and product development 4.5 5.6 (1.1) (19.6) EBITDA (14.4) (12.5) (1.9) (15.2) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to net loss. 19 YTD Results (in $ millions)

Three months ended September 30, 2009 Nine months ended September 30, 2009 Cash Operating Costs $ 5.6 $ 17.2 Less: Gross profit (0.6) (3.1) Add: Stock-based compensation 0.1 0.3 Add: Amortization of property, plant and equipment 0.3 0.7 Loss From Operations $ 5.4 $ 15.1 Cash Operating Costs (in $millions) 20 Reconciliation of Non-GAAP Measures

Three months ended September 30, 2009 Nine months ended September 30, 2009 EBITDA loss $ 5.1 $ 14.4 Add: Amortization of property, plant and equipment 0.3 0.7 Less: Other (income) expense - 0.3 Net Loss $ 5.4 $ 15.4 EBITDA (in $millions) 21 Reconciliation of Non-GAAP Measures

Thank you Find out more about us www.hydrogenics.com 22